UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 8, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Grupo Televisa, S.A.B

File No. 001-12610 - CF#27012

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Grupo Televisa, S.A.B. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 28, 2011.

Based on representations by Grupo Televisa, S.A.B. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.19	through June 28, 2021
Exhibit 4.24	through June 28, 2021
Exhibit 4.26	through June 28, 2021
Exhibit 4.27	through June 28, 2021
Exhibit 4.29	through June 28, 2021
Exhibit 4.31	through June 28, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel